Interim Financial Information

Flex LNG Ltd.

Second Quarter 2025
August 20, 2025

August 20, 2025 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the six months ended June 30, 2025.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q2 2025	Q1 2025
Vessel operating revenues [1]	$86.0m	$88.4m
Net income	$17.7m	$18.7m
Earnings per share (basic)	$0.33	$0.35

Cash and cash equivalents	$412.7m	$409.6m
Vessels and equipment, net	$2,130.4m	$2,138.5m
Long-term debt	$1,802.2m	$1,783.8m

Non-GAAP Measures [2]
Time Charter Equivalent rate	$72,012	$73,891
Adjusted EBITDA	$62.6m	$65.6m
Adjusted net income	$24.8m	$29.4m
Adjusted earnings per share (basic)	$0.46	$0.54

(1)Vessel operating revenues includes $2.0 million income related to European Union Allowances ("EUAs") (Q1 2025: $1.6 million). The EUAs are receivable from our Charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System ("EU ETS"). An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events:

•In June and July 2025, we successfully completed our scheduled drydocking for Flex Aurora and Flex Resolute, respectively;
•In May 2025, the Company signed and completed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Courageous (the "Flex Courageous Sale and Leaseback"). Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of 10 years, as previously announced. The Company repaid the full amount outstanding for Flex Courageous under the $320 Million Sale and Leaseback;
•In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation (the "$180 Million Facility") with an international shipping bank. The $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. The repayment of the facility is based on a 25 year age-

1	Flex LNG Ltd. Second Quarter Results 2025

adjusted repayment profile1 for the first 7.5 years, and thereafter follows a 22 year profile until maturity, when the facility is fully repaid. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation under the $320 Million Sale and Leaseback. The new facility is expected to be drawn down in September 2025;
•In August 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Resolute. Under the terms of the agreement, the vessel will be sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The new financing is expected to be completed in September 2025, subject to final documentation and customary closing conditions;
•The Board of Directors has authorised a share repurchase program that allows the Company to repurchase up to $15 million of its outstanding shares listed on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE"), which is valid through November 27, 2025. The manner, timing, pricing and amount of the repurchases under the program (if any) will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, and in accordance with applicable rules and regulations;
•In June 2025, the Company filed an application to the OSE for the delisting of the Company's common shares from the OSE, following the decision made at the 2025 Annual General Meeting of Shareholders ("AGM"). The OSE accepted the application and announced that Company's common shares will be delisted as of September 16, 2025 and the last day of listing will be September 15, 2025;
•The Company declared a dividend for the second quarter 2025 of $0.75 per share. The dividend is payable on or about September 18, 2025 to shareholders, on record as of September 5, 2025.
1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

2	Flex LNG Ltd. Second Quarter Results 2025

Marius Foss, Interim CEO of Flex LNG Management AS, commented:
“We are today reporting second quarter revenues of $86 million, or $84 million excluding EUAs, with a TCE of approximately $72,000/day, almost unchanged from last year’s second quarter revenues of $84.7 million. Although the second quarter is historically the weakest of the year, spot earnings bottomed out in the first quarter, making 2025 one of the rare years where Q2 rates exceeded Q1 levels. However, the spot market still remained soft. This affected the quarterly earnings for Flex Artemis, which is on a variable charter, as well as Flex Constellation, which is trading in the spot market before she commences a 15-year time charter in the first half of 2026. Vessel OPEX was in line with our guidance, and net income for the quarter was $17.7 million, implying an EPS of $0.33 per share, with adjusted net income of $24.8 million, equivalent to adjusted EPS of $0.46 per share.

During June and July, we completed the five-year special surveys for Flex Aurora and Flex Resolute. Both drydockings were finished well ahead of our guided 20 days of off-hire, demonstrating our ability to minimize off-hire periods. Flex Aurora’s drydocking cost came in slightly above budget due to her five-year special survey being conducted in Denmark, which was a deliberate choice aligned with her loading schedule. This enabled a faster return to service with the charterer, partly offsetting the higher costs. Looking ahead, Flex Artemis and Flex Amber are scheduled for their drydockings in Singapore in the third quarter. These successful drydockings are a great testament to the dedication and professionalism of our technical team and the committed crew on board. We sincerely appreciate their outstanding efforts and safe execution throughout the process.

Due to our minimum 56 year charter backlog, potentially extending to 85 years including charterers' optional periods, we enjoy access to highly attractive financing opportunities. We are pleased to announce the completion of documentation for two new financing facilities for Flex Resolute and Flex Constellation. We have secured a new $175 million JOLCO lease for Flex Resolute. This transaction mirrors the JOLCO lease for Flex Courageous, which we announced in the first quarter and was completed in May. In addition, we have obtained a very competitive bank loan facility of $180 million for Flex Constellation. These refinancings will extend our debt maturities, reducing our cost of financing, and realizing around $132 million in proceeds from the Balance Sheet Optimization Program 3.0.

The OSE has approved the delisting of the Flex LNG stock, and the last day of listing on the OSE will be September 15 this year. After this date, the Flex LNG stock will be listed exclusively on the NYSE.

We are today announcing the launch of a share buy-back program of up to $15 million. The share buy-back program will last until the Q3-2025 earnings release date, currently set to November 27, 2025. Any purchase under the share buy-back program is made independently of any dividend considerations.

With solid earnings, a substantial backlog, and a fortress balance sheet with $413 million in cash and no debt maturities prior to 2029, the Board is pleased to declare another quarterly dividend of $0.75 per share, equivalent to approximately $41 million. This brings our trailing twelve-month dividend to $3.00 per share. It also marks our sixteenth consecutive ordinary quarterly dividend of $0.75, and when including special dividends, we will have returned approximately $690 million to shareholders since Q4 2021.”

3	Flex LNG Ltd. Second Quarter Results 2025

Business Update and Fleet Overview
In June and July 2025, we successfully completed our scheduled drydocking for Flex Aurora and Flex Resolute, respectively. The drydockings were completed ahead of time, minimising offhire days. Flex Resolute was completed within budget, while Flex Aurora came in slightly above budget due to the drydocking being conducted in Denmark.

Flex Constellation continued to operate on the spot market until the commencement of a 15-year time charter contract during the first or second quarter of 2026.

Flex Artemis is expected to be re-delivered from the original 5-year variable hire contract in the third quarter of 2025. Following the re-delivery, Flex Artemis will perform her scheduled dry-docking and will subsequently be marketed for short and long-term contracts.

At the date of this report, the firm contract coverage is 85.7% for the remainder of 2025, and the aggregate firm contract backlog for the fleet is 56 years based on the earliest charter expirations, which could increase to 85 years if our charterers exercise all of the contracted options.

We achieved technical uptime excluding offhire for drydocking on our vessels of 100.0% in the second quarter 2025.

For the remainder of 2025, we have 14.5% exposure to the spot market. The 2025 market exposure is related to our market-linked contract for Flex Artemis; and the open period in respect of Flex Constellation and Flex Artemis upon re-delivery from the current charters.

The following table sets forth an overview of our fleet as of August 20, 2025:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041(6)	Q1 2043
Flex Courageous(5)	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2025	NA
Flex Resolute(5)	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

4	Flex LNG Ltd. Second Quarter Results 2025

(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of August 20, 2025, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

(5)     The charterer of Flex Courageous and Flex Resolute, amended and extended the time charter contracts, to include a new firm period from Q1 2029 to Q1 2032, following the end of the last two year option period from Q1 2027 to Q1 2029 under the original time charter contracts. The addendum includes additional options for the Charterer to extend each vessel up to Q1 2039.

(6)     Flex Constellation will operate in the spot market until the commencement of a 15-year time charter contract during the first or second quarter of 2026. This contract includes options for the charterer to extend the vessel by additional two years up to 2043.

Finance update
As of June 30, 2025, the Company had cash and cash equivalents of $412.7 million, which includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

As of June 30, 2025, the Company had total long-term debt of $1,802.2 million, with the current portion of $105.9 million and non-current portion of $1,696.3 million.

In May 2025, the Company signed and completed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Courageous (the "Flex Courageous Sale and Leaseback"). Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The lease is repaid on an age-adjusted repayment profile1 of approximately 22 years. The Company has the first option to terminate the lease and repurchase the vessel at fixed price after approximately 7 years. The
1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

5	Flex LNG Ltd. Second Quarter Results 2025

bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. The Company repaid the full amount outstanding of $129.6 million for Flex Courageous under the $320 Million Sale and Leaseback. As a result of this re-financing, the Company received net cash proceeds of approximately $43.0 million.

In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation (the "$180 Million Facility") with an international shipping bank. The $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. The repayment of the facility is based on a 25 year age-adjusted repayment profile1 for the first 7.5 years, and thereafter follows a 22 year profile until maturity, when the facility is fully repaid. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation, under the $320 Million Sale and Leaseback facility. Following this repayment, the $320 Million Sale and Leaseback facility is repaid in full. The new facility is expected to be drawn down in September 2025.

In August 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Resolute. Under the terms of the agreement, the vessel will be sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The lease is repaid on an age-adjusted repayment profile1 of approximately 21 years. The Company has the first option to terminate the lease and repurchase the vessel at fixed price after approximately 7 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. The Company will repay the full amount outstanding under the Flex Resolute $150 Million Facility. The new financing is expected to be completed in September 2025, subject to final documentation and customary closing conditions.

The Board of Directors has authorised a share repurchase program that allows the Company to repurchase up to $15 million of its outstanding shares listed on the NYSE and the OSE, which is valid through November 27, 2025. The manner, timing, pricing and amount of the repurchases under the program (if any) will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, and in accordance with applicable rules and regulations.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. In April 2025, the Company completed three new swap transactions with an aggregate notional principal of $150.0 million, a weighted average fixed rate of 3.46% and a weighted average duration of 1.77 years. As of June 30, 2025, the Company has fixed interest rates on an aggregate notional principal amount of $850.0 million. The interest rate swaps have a fixed rate of interest based on SOFR with a weighted average fixed interest rate of 2.33% and a weighted average duration of 3.0 years.
1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

6	Flex LNG Ltd. Second Quarter Results 2025

Results for the three months ended June 30, 2025 and March 31, 2025
The Company recorded vessel operating revenues of $86.0 million for the second quarter 2025, compared to $88.4 million in the first quarter 2025. The revenue includes income from EUAs under the EU ETS of $2.0 million for the second quarter 2025 and $1.6 million for the first quarter 2025. An equivalent amount has been recorded under voyage expenses for the relevant periods. The decrease in revenue is due to two vessels, Flex Aurora and Flex Resolute entering drydock in the period, thus resulting in offhire days in June 2025. In addition to this, Flex Constellation commenced a new time charter contract at a lower daily rate of hire in the period. This is offset by a ballast bonus earned on re-delivery from the previous charterer.

Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunker consumption, were $3.0 million in the second quarter 2025, compared to $2.0 million in the first quarter 2025.

Vessel operating expenses were $18.2 million in the second quarter 2025, compared to $18.1 million in the first quarter 2025.

Administrative expenses were $1.9 million in the second quarter 2025, compared to $2.5 million in the first quarter 2025.

Depreciation was $19.0 million in the second quarter 2025, compared to $18.6 million in the first quarter 2025.

Interest income was $1.3 million in the second quarter 2025, compared to $0.9 million in the first quarter 2025.

Interest expense was $24.3 million in the second quarter 2025, compared to $22.1 million in the first quarter 2025. The increase in interest expense is due to the revolving credit facilities being drawn down in the period for a greater number of days compared to the first quarter 2025.

Extinguishment costs of long-term debt were $1.6 million in the second quarter 2025, compared to nil in the first quarter 2025. This relates to the write-off of unamortized debt issuance costs of $1.0 million and prepayment fees $0.6 million in relation to the extinguishment of debt for Flex Courageous under the $320 Million Sale and Leaseback.

The Company recorded a net loss on derivatives of $1.3 million in the second quarter 2025, which includes an net unrealized loss of $5.7 million, as a result of the change in fair value of our interest rate swap derivatives and a net realized gain of $4.3 million on interest rate swap settlements in the period. This compares to a net loss on derivatives for the first quarter 2025 of $7.3 million, which included a net unrealized loss of $11.0 million and a net realized gain of $3.7 million.

7	Flex LNG Ltd. Second Quarter Results 2025

The Company recorded a foreign exchange gain of $0.2 million in the second quarter 2025, compared to a $0.3 million gain in the first quarter 2025.

The Company recorded other financial items expense of $0.4 million in the second quarter 2025, compared to an expense of $0.3 million in the first quarter 2025.

Net income for the second quarter 2025 was $17.7 million and basic earnings per share were $0.33, compared to a net income of $18.7 million and basic earnings per share of $0.35 for the first quarter 2025.

Adjusted EBITDA1 was $62.6 million for the second quarter 2025, compared to $65.6 million for the first quarter 2025.

Adjusted net income1 for the second quarter 2025 was $24.8 million and adjusted earnings per share of $0.46, compared to an adjusted net income of $29.4 million and adjusted earnings per share of $0.54 for the first quarter 2025.

The time charter equivalent rate1 for the second quarter 2025 was $72,012 per day compared to $73,891 per day for the first quarter 2025.

Results for the six months ended June 30, 2025 and June 30, 2024
Vessel operating revenues were $174.4 million for the six months ended June 30, 2025 compared to $174.9 million for the six months ended June 30, 2024. The decrease in revenue is due to the decline in spot market rates, which affected the variable rate contract for Flex Artemis, as well as a lower rate of hire achieved for Flex Constellation, as she was deployed in the short term market from the first quarter of 2025. This is offset by the positive revenue effect arising from the amendment to the time charter contracts for Flex Resolute and Flex Courageous in November 2024. In addition, the Company recorded revenue of $3.6 million related to European Union Allowances (EUAs) in the first and second quarter of 2025. An equivalent amount has been recorded under voyage expenses for the period.

Voyage expenses, which include voyage specific expenses, broker commissions, EUAs and bunker consumption, were $5.0 million for the six months ended June 30, 2025 compared to $1.3 million for the six months ended June 30, 2024. The increase in voyage expenses is due to the accrual of $3.6 million in relation to the obligation to settle EUAs under the EU ETS. An equivalent amount has been recorded under Vessel operating revenues for the period.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. Second Quarter Results 2025

Vessel operating expenses were $36.3 million for the six months ended June 30, 2025, compared to $34.5 million for the six months ended June 30, 2024. The increase in vessel operating expenses is due to higher costs related to crew changes and costs incurred for auxiliary engine maintenance as a result of reaching running hour milestones.

Administrative expenses were $4.5 million for the six months ended June 30, 2025 compared to $5.3 million for the six months ended June 30, 2024.

Depreciation for the six months ended June 30, 2025 amounted to $37.5 million compared to $37.5 million for the six months ended June 30, 2024.

Interest income was $2.1 million in the six months ended June 30, 2025, compared to $2.1 million in the six months ended June 30, 2024.

Interest expense was $46.4 million in the six months ended June 30, 2025, compared to $53.8 million in the six months ended June 30, 2024. The decrease in interest expense is due to the decline in average 3-month SOFR in the first and second quarter of 2025 compared to the first and second quarter of 2024. This decrease was also due to the reduction in average debt drawn down during the period, as a result of refinancing of loan facilities in the third and fourth quarter of 2024.

Extinguishment costs of long-term debt were $1.6 million in the six months ended June 30, 2025, compared to nil in the six months ended June 30, 2024. This relates to the write-off of unamortized debt issuance costs of $1.0 million and prepayment fees $0.6 million in relation to the extinguishment of debt for Flex Courageous under the $320 Million Sale and Leaseback.

The Company recorded a net loss on derivatives of $8.6 million in the six months ended June 30, 2025, which includes a net unrealized loss on derivatives of $16.7 million and a net realized gain of $8.0 million. This compares to a net gain on derivatives of $10.8 million in the six months ended June 30, 2024, comprising a net unrealized loss of $2.6 million and a net realized gain of $13.4 million. The unrealized gain or loss on derivatives is primarily driven by the movements in the fair value of the interest rate swaps.The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange gain of $0.5 million in the six months ended June 30, 2025, compared to a loss of $0.3 million in the six months ended June 30, 2024.

The Company recorded other financial items expense of $0.6 million in the six months ended June 30, 2025, compared to an expense of $0.1 million in the six months ended June 30, 2024.

9	Flex LNG Ltd. Second Quarter Results 2025

The Company reported a net income of $36.4 million and basic earnings per share of $0.67 for the six months ended June 30, 2025, compared to a net income of $55.1 million and basic earnings per share of $1.02 for the six months ended June 30, 2024.

Adjusted EBITDA1 for the six months ended June 30, 2025, was $128.1 million compared to $133.8 million for the six months ended June 30, 2024.

Adjusted net income1 for the six months ended June 30, 2025, was $54.2 million and basic adjusted earnings per share of $1.00, compared to an adjusted net income of $68.3 million and basic adjusted earnings per share of $1.27 for the six months ended June 30, 2024.

The time charter equivalent rate1 for the six months ended June 30, 2025, was $72,958 per day compared to $74,472 per day for the six months ended June 30, 2024.

Cash Flow for the three months ended June 30, 2025 and March 31, 2025
Total cash, cash equivalents and restricted cash was $412.7 million as at June 30, 2025, compared to $410.1 million as at March 31, 2025.

Net cash provided by operating activities in the second quarter 2025 was $26.9 million, compared to $40.2 million in the first quarter 2025. In the second quarter 2025, net income, after adjusting for non-cash items, was $44.4 million compared to $48.7 million in the first quarter 2025. Expenditure in relation to 2025 drydockings was $10.9 million for the second quarter 2025, compared to $2.6 million for the first quarter 2025. The Company had negative working capital adjustments of $10.2 million for the second quarter 2025, compared to $5.9 million in the first quarter 2025.

Net cash used in investing activities was $nil in the second quarter 2025 and in the first quarter 2025.

Net cash used in financing activities was $24.4 million in the second quarter 2025, compared to $67.7 million provided by financing activities in the first quarter 2025.

Balance Sheet as at June 30, 2025
In the six months ended June 30, 2025, the net book value of vessels and equipment was $2,130.4 million compared to $2,154.5 million as at December 31, 2024. The movement is explained by depreciation of $37.5 million and additions of $13.5 million in relation to vessel drydockings.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

10	Flex LNG Ltd. Second Quarter Results 2025

As at June 30, 2025, total long-term debt was $1,802.2 million, compared to $1,810.2 million as at December 31, 2024, of which the current portion of long-term debt was $105.9 million and $106.7 million respectively.

In the six months ended June 30, 2025, the following material factors resulted in an increase in the Company's long-term debt:
•Closing of the Flex Courageous Sale and Leaseback;
•Regular amortization of debt issuance costs of $1.2 million; and
•Write-off of unamortised debt issuance costs of $1.0 million relating to the prepaid $320 Million Sale and Leaseback.
Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•Regular repayment of debt of $54.3 million;
•Prepayment of $129.6 million, which was the outstanding amount relevant to Flex Courageous, under the $320 Million Sale and Leaseback; and
•New financing costs of $1.4 million in relation to the new Flex Courageous Sale and Leaseback.

As at June 30, 2025, total equity was $762.0 million compared to $806.6 million as at December 31, 2024. This decrease in equity consists of distributions paid of $81.1 million, offset by net income of $36.4 million and $0.1 million relating to equity settled share-based compensation for six months ended June 30, 2025.

11	Flex LNG Ltd. Second Quarter Results 2025

LNG Market Update

The Q2-2025 spot LNG shipping market rebounded from the soft levels recorded in Q1-2025. Rates saw a brief spike in mid-June, as heightened geopolitical tensions between Israel and Iran raised fears that the Strait of Hormuz could close. The Atlantic Basin continued to be more active than the Pacific Basin, supported by FOB tenders and stronger European demand. The average spot rate for modern two-stroke vessels during the quarter was around $30,000/day, up from $17,000/day in Q1-2025. At present, spot rates for modern two-strokes are quoted at $35,000/day to $40,000/day. In terms of number of spot market fixtures, shipbrokers reported a high number of short-term fixtures concluded during the second quarter, consistent with the expansion of the LNG fleet and growth in freight volumes.

Global LNG trade grew by 2% (4.8 MT) in the first seven months of the year, reaching 245 MT by the end of July. Europe remained the primary destination for US LNG cargoes, with imports rising 24% to 74 MT compared with the same period in 2024. The increase reflects efforts to replace reduced pipeline gas flows from Russia, alongside European storage levels less than ~33% full capacity coming out of the withdrawal season. Europe has faced limited competition for LNG out of the US, in part because China and India have scaled back purchases in favour of cheaper coal and LPG. Between January and July, combined LNG imports by the two countries dropped from roughly 60 MT to 50 MT. Meanwhile, Japan is on track to overtake China as the world’s largest LNG importer in 2025. Across the more mature JKT region – Japan, South Korea, and Taiwan – total imports reached 79 MT in the January–July period, down 1% from last year.

On the supply side, the US remains the main driver of growth. US LNG exports surged 22% year-on-year to 60 MT in the January–July period, supported by new capacity from the ramp-up of Plaquemines LNG and the Corpus Christi Midscale expansion, as well as higher volumes from Freeport LNG following last year’s hurricane-related shutdown. Qatar’s exports increased modestly by 1.3 MT, while both Australia and Russia saw volumes fall by around 5%. Russia’s LNG exports hit their lowest level since 2021, mainly due to reduced liftings from the recently sanctioned Baltic LNG terminals at Portovaya and Vysotsk.

Shipbrokers report that seventeen newbuild LNG carriers were delivered in Q2-2025, bringing the total for the first half of the year to 33 units. This suggests that another ~65 vessels are scheduled for delivery during the remainder of 2025, including nine Arc-7 ice-class tankers originally contracted for the Arctic LNG-2 project. However, delays affecting these Arc-7 units reduce the expected deliveries for the rest of the year to about 55-60 vessels. This would place the projected newbuild total for 2025 in the high 80s, assuming some further slippage. The global LNG carrier orderbook is estimated at just short of 300 vessels, with around 30%, or 89 ships, on order at Chinese yards. Of the total orderbook, 25-30 units are uncommitted. A total of nine shipbuilding contracts for new LNG carriers have been announced YTD. While newbuilding prices are still assessed around $250 million, shipyard delivery slots at the Korean yards are now booked into the first half of 2028. The discount available for Chinese yard slots appears to be widening.

12	Flex LNG Ltd. Second Quarter Results 2025

Eight steam vessels have been confirmed sold for recycling so far this year, with several more currently being marketed for sale. The average age of these vessels is ~25 years, compared to an average of 29 years for the eight scrapped in 2024 and 37 years for the six scrapped in 2023. Given the weaker market environment, scrapping activity will likely accelerate throughout the remainder of the year.

June was notable for new LNG volume developments, as Canada joined the ranks of exporters, with LNG Canada shipping its first commercial cargo. This absorbed available tonnage out of the spot market. In the United States, Cheniere reached FID on Trains 8 and 9 at Corpus Christi, adding 3 MTPA of capacity with first LNG expected in 2028. This followed the late-April FID for Louisiana LNG, which will add 16.5 MTPA. In July, Venture Global sanctioned Phase 1 of CP2, with a targeted nameplate capacity of 14.5 MTPA. In addition, Argentina’s Southern Energy reached FID for two FLNG units, with a combined capacity of 5.95 MTPA and operations planned for 2027. In the first half of 2025, long-term LNG sales and purchase agreements totalling 47.2 MTPA were signed — just short of the record 49 MTPA in H1-2024. This underlines the continued strong appetite for new LNG supply, with SPA activity expected to remain firm in the second half of the year.

13	Flex LNG Ltd. Second Quarter Results 2025

Second Quarter 2025 Results Presentation
Flex LNG will release its financial results for the second quarter 2025 on Wednesday August 20, 2025.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/TG7JPihLSsWsN4antjjs

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

14	Flex LNG Ltd. Second Quarter Results 2025

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending

15	Flex LNG Ltd. Second Quarter Results 2025

or future litigation, global and regional economic and political conditions or developments, armed conflicts, including the war between Russia and Ukraine, and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attack in the Red Sea and Gulf of Aden, threats by Iran to close the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

16	Flex LNG Ltd. Second Quarter Results 2025

Board of Directors of Flex LNG Ltd.

August 20, 2025

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

17	Flex LNG Ltd. Second Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2025	2025	2024	2025	2024
Vessel operating revenues		85,983	88,437	84,697	174,420	174,932
Voyage expenses		(2,971)	(1,985)	(742)	(4,956)	(1,302)
Vessel operating expenses		(18,175)	(18,113)	(17,810)	(36,288)	(34,485)
Administrative expenses		(1,924)	(2,530)	(2,736)	(4,454)	(5,261)
Depreciation	7	(18,984)	(18,557)	(18,915)	(37,541)	(37,455)
Operating income		43,929	47,252	44,494	91,181	96,429
Interest income		1,263	869	1,122	2,132	2,059
Interest expense		(24,306)	(22,127)	(27,118)	(46,433)	(53,806)
Extinguishment costs of long-term debt		(1,630)	—	—	(1,630)	—
(Loss)/gain on derivatives	10	(1,326)	(7,311)	3,462	(8,637)	10,781
Foreign exchange gain/(loss)		165	335	147	500	(263)
Other financial items		(360)	(257)	(200)	(617)	(89)
Income before tax		17,735	18,761	21,907	36,496	55,111
Income tax expense		(16)	(33)	(72)	(49)	(52)
Net income		17,719	18,728	21,835	36,447	55,059

Earnings per share:
Basic	3	0.33	0.35	0.41	0.67	1.02
Diluted	3	0.33	0.35	0.40	0.67	1.02

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
		2025	2025	2024	2025	2024
Net income for the period		17,719	18,728	21,835	36,447	55,059
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		17,719	18,728	21,835	36,447	55,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Second Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		June 30,	March 31,	December 31,
	Note	2025	2025	2024
ASSETS
Current assets
Cash and cash equivalents	4	412,681	409,618	437,154
Restricted cash	4	56	434	49
Inventory		4,805	5,029	4,824
Other current assets	5	51,923	45,023	31,666
Receivables due from related parties	12	515	151	686
Total current assets		469,980	460,255	474,379

Non-current assets
Derivative instruments	10	23,668	29,078	40,090
Vessels and equipment, net	7	2,130,428	2,138,521	2,154,465
Other fixed assets		—	4	5
Other non-current assets		3,487	—	—
Total non-current assets		2,157,583	2,167,603	2,194,560
Total Assets		2,627,563	2,627,858	2,668,939

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	105,914	106,855	106,708
Derivative instruments	10	250	—	—
Payables due to related parties	12	826	299	523
Accounts payable		2,465	3,720	2,002
Other current liabilities	6	56,313	55,212	49,544
Total current liabilities		165,768	166,086	158,777

Non-current liabilities
Long-term debt	8,9	1,696,278	1,676,924	1,703,529
Other non-current liabilities		3,493	—	—
Total non-current liabilities		1,699,771	1,676,924	1,703,529
Total Liabilities		1,865,539	1,843,010	1,862,306

Equity
Share capital (June 30, 2025, March 31, 2025 and December 31, 2024: 54,520,325 shares issued, par value $0.01 per share)	13	545	545	545
Treasury shares at cost (June 30, 2025, March 31, 2025 and December 31, 2024: 432,557)	14	(4,224)	(4,224)	(4,224)
Additional paid in capital	13	704,344	904,321	904,268
Contributed Surplus	13	302,403	142,969	183,535
Accumulated deficit		(241,044)	(258,763)	(277,491)
Total equity		762,024	784,848	806,633
Total Equity and Liabilities		2,627,563	2,627,858	2,668,939

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Second Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2025	2025	2024	2025	2024

OPERATING ACTIVITIES
Net income		17,719	18,728	21,835	36,447	55,059
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7	18,984	18,557	18,915	37,541	37,455
Extinguishment costs of long-term debt		1,630	—	—	1,630	—
Amortization of debt issuance costs		585	634	605	1,219	1,224
Equity settled share-based payments	15	23	53	363	76	721
Foreign exchange (gain)/loss		(165)	(335)	(12)	(500)	398
Change in fair value of derivative instruments	10	5,660	11,012	3,365	16,672	2,616
Drydocking expenditure	7	(10,891)	(2,613)	(6,524)	(13,504)	(10,103)
Other		5	8	(79)	13	(198)
Changes in operating assets and liabilities, net:
Inventory		224	(205)	455	19	140
Other current assets	5	(6,900)	(13,357)	710	(20,257)	(12,847)
Other non-current assets		(3,487)	—	—	(3,487)	—
Receivables due from related parties	12	(364)	535	424	171	230
Payables due to related parties	12	527	(224)	(137)	303	87
Accounts payable		(1,255)	1,718	465	463	(750)
Other current liabilities	6	1,101	5,668	7,091	6,769	8,318
Other non-current liabilities		3,493	—	—	3,493	—
Net cash provided by operating activities		26,890	40,179	47,476	67,069	82,350

INVESTING ACTIVITIES
Net cash used in investing activities		—	—	—	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	9	(27,191)	(27,098)	(26,502)	(54,288)	(52,961)
Proceeds from revolving credit facilities	9	458,675	388,675	400,000	847,350	800,000
Repayment of revolving credit facilities	9	(458,675)	(388,675)	(400,000)	(847,350)	(800,000)
Prepayment of long-term debt	9	(129,613)	—	—	(129,613)	—
Proceeds from long-term debt	9	175,000	—	—	175,000	—
Extinguishment costs paid on long-term debt	9	(648)	—	—	(648)	—
Proceeds from termination of derivative instruments	10	—	—	5,370	—	10,355
Financing costs		(1,352)	—	—	(1,352)	(12)
Proceeds from distribution of treasury shares	15	—	—	884	—	884
Dividends paid	3	(40,566)	(40,566)	(40,403)	(81,132)	(80,705)
Net cash (used in)/provided by financing activities		(24,369)	(67,664)	(60,651)	(92,033)	(122,439)

Effect of exchange rate changes on cash		164	334	91	498	(200)
Net (decrease)/increase in cash, cash equivalents and restricted cash		2,685	(27,151)	(13,084)	(24,466)	(40,289)

Cash, cash equivalents and restricted cash at the beginning of the period	4	410,052	437,203	383,339	437,203	410,544
Cash, cash equivalents and restricted cash at the end of the period	4	412,737	410,052	370,255	412,737	370,255
The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Second Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the six months ended June 30, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848
Transfer to contributed surplus	—	—	—	(200,000)	200,000	—	—
Equity settled share-based payments	—	—	—	23	—	—	23
Net income	—	—	—	—	—	17,719	17,719
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At June 30, 2025	54,087,768	545	(4,224)	704,344	302,403	(241,044)	762,024

For the six months ended June 30, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	—	(354,873)	847,653
Share-based payments	—	—	—	358	—	—	358
Net income	—	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	—	(361,951)	840,933
Transfer arising from change in par value of shares	—	(4,907)	—	—	4,907	—	—
Transfer to contributed surplus	—	—	—	(300,000)	300,000	—	—
Distributed treasury shares	134,514	—	1,297	(413)	—	—	884
Equity settled share-based payments	—	—	—	363	—	—	363
Net income	—	—	—	—	—	21,835	21,835
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At June 30, 2024	53,870,832	545	(6,263)	904,942	264,504	(340,116)	823,612

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. Second Quarter Results 2025

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The Company's ordinary shares will be delisted from the OSE on September 16, 2025. The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2024 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2024.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

22	Flex LNG Ltd. Second Quarter Results 2025

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Net income	17,719	18,728	21,835	36,447	55,059

Weighted average number of ordinary shares	54,087,768	54,087,768	53,846,340	54,087,768	53,791,329
Share options	7,740	6,378	185,292	7,850	228,642
Weighted average number of ordinary shares, adjusted for dilution	54,095,508	54,094,146	54,031,632	54,095,618	54,019,971

Earnings per share:
Basic	0.33	0.35	0.41	0.67	1.02
Diluted	0.33	0.35	0.40	0.67	1.02

Dividends/Distributions paid per share	(0.75)	(0.75)	(0.75)	(1.50)	(1.50)

On May 20, 2025, the Company’s Board of Directors declared a cash distribution for the first quarter of 2025 of $0.75 per share. This distribution was paid on June 20, 2025, to shareholders on record as of June 6, 2025.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2025	2025	2024
Cash and cash equivalents	412,681	409,618	437,154
Restricted cash	56	434	49
	412,737	410,052	437,203

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

23	Flex LNG Ltd. Second Quarter Results 2025

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2025	2025	2024
Trade accounts receivable, net	5,184	4,028	1,404
Accrued income	22,227	21,802	19,741
Prepaid expenses	9,154	11,160	6,742
Other receivables	14,553	8,033	3,779
EU ETS allowances held	805	—	—
	51,923	45,023	31,666

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2025	2025	2024
Accrued expenses	25,530	22,659	12,236
Deferred charter revenue	30,595	32,359	37,124
Other current liabilities	56	67	50
Provisions	132	127	134
	56,313	55,212	49,544

24	Flex LNG Ltd. Second Quarter Results 2025

Note 7: Vessels and equipment, net
Movements in the six months ended June 30, 2025 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2025	2,467,470	50,859	2,518,329
Additions	—	13,504	13,504
Disposals	—	(2,500)	(2,500)
At June 30, 2025	2,467,470	61,863	2,529,333

Accumulated depreciation
At January 1, 2025	(341,275)	(22,590)	(363,865)
Charge	(32,592)	(4,948)	(37,539)
Disposals	—	2,500	2,500
At June 30, 2025	(373,867)	(25,038)	(398,904)

Net book value
At January 1, 2025	2,126,195	28,269	2,154,465
At June 30, 2025	2,093,603	36,825	2,130,428

In June 2025, we successfully completed the scheduled drydocking of Flex Aurora. Additionally, in June 2025 the vessel Flex Resolute also entered drydock, which was subsequently completed in July 2025.

Note 8: Capital commitments

As of June 30, 2025, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	59,678	48,589	—	108,267
2 years	62,045	48,589	—	110,634
3 years	63,801	48,589	—	112,390
4 years	65,627	37,379	392,786	495,792
5 years	67,569	16,457	180,000	264,026
Thereafter	723,352	—	—	723,352
Total	1,042,072	199,603	572,786	1,814,461

Sale and leasebacks, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

25	Flex LNG Ltd. Second Quarter Results 2025

Note 9: Long-term debt

As of June 30, 2025, the Company had a long-term debt obligations of $1,802.2 million (December 31, 2024: $1,810.2 million).

As of June 30, 2025, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Resolute $150 Million Facility	Term	December 2028	7,623	121,742	129,365
Flex Enterprise $150 Million Facility	Term and revolving	June 2029	9,731	113,020	122,751
$290 Million Facility	Term and revolving	March 2029	14,258	242,186	256,444
$270 Million Facility	Term and revolving	February 2030	16,026	244,859	260,885
$320 Million Sale and Leaseback(1)	Sale and leaseback	May 2032	9,190	119,436	128,626
$330 Million Sale and Leaseback	Sale and leaseback	February 2035	16,673	268,485	285,158
Flex Rainbow Sale and Leaseback	Sale and leaseback	February 2033	9,139	149,349	158,488
Flex Volunteer Sale and Leaseback	Sale and leaseback	December 2031	7,398	126,396	133,794
Flex Endeavour Sale and Leaseback	Sale and leaseback	June 2034	7,905	145,125	153,030
Flex Courageous Sale and Leaseback	Sale and leaseback	July 2035	7,971	165,680	173,651
			105,914	1,696,278	1,802,192

(1)    In May 2025, the Company prepaid the full amount outstanding under the $320 Million Sale and Leaseback in relation to the vessel Flex Courageous of $129.6 million.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate net notional principal of $850.0 million as of June 30, 2025 (December 31, 2024: $635.0 million).

In April 2025, the Company entered into three interest rate swap agreements for an aggregate notional principal of $150.0 million. The Company will receive a weighted average fixed interest of 3.46% and will pay a floating interest based on SOFR for a weighted average duration of 1.8 years.

26	Flex LNG Ltd. Second Quarter Results 2025

Our interest rate swap contracts as of June 30, 2025, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	October 2028	2.46%	SOFR
Receiving floating, pay fixed	75,000	August 2025	0.99%	SOFR + CAS (1)

(1)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread of 0.26161% based on the LIBOR fallback protocol.
Movements in the six months ended June 30, 2025 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2025	40,090	—	40,090
Change in fair value of derivative instruments	(16,422)	(250)	(16,672)
At June 30, 2025	23,668	(250)	23,418

Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Change in fair value of derivative instruments	(5,660)	(11,012)	(3,365)	(16,672)	(2,616)
Realized gain on derivative instruments	4,334	3,701	6,827	8,035	13,397
(Loss)/Gain on derivatives	(1,326)	(7,311)	3,462	(8,637)	10,781

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at June 30, 2025 and December 31, 2024, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

27	Flex LNG Ltd. Second Quarter Results 2025

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current and non-current assets, receivables from related parties, payables due to related parties, accounts payable and other current and non-current liabilities, approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		June 30,		December 31,
		2025		2024
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	412,681	412,681	437,154	437,154
Restricted cash	Level 1	56	56	49	49
Derivative instruments receivable	Level 2	23,668	23,668	40,090	40,090
Derivative instruments payable	Level 2	(250)	(250)	—	—
Floating rate debt	Level 2	(1,668,398)	(1,679,488)	(1,672,832)	(1,684,666)
Fixed rate debt	Level 2	(133,794)	(120,150)	(137,405)	(120,219)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2025.

28	Flex LNG Ltd. Second Quarter Results 2025

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Frontline Plc, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of receivables due from related parties and affiliated companies are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2025	2025	2024
Frontline (Management) Cyprus Limited	515	151	686
	515	151	686

A summary of payables due to related parties and affiliated companies are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2025	2025	2024
Frontline (Management) Cyprus Limited	(110)	(43)	(48)
Seatankers Management Co. Ltd	(74)	(49)	(29)
Frontline Corporate Services Ltd	(18)	—	(23)
Flex LNG Fleet Management AS	(624)	(207)	(358)
Front Ocean Management Ltd	—	—	(65)
	(826)	(299)	(523)

29	Flex LNG Ltd. Second Quarter Results 2025

Related Party Transactions
A summary of transactions with related parties and affiliated companies is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Administration services fees
Seatankers Management Co. Ltd	(139)	(49)	(29)	(188)	(99)
Front Ocean Management AS	(184)	(219)	(117)	(403)	(273)
Front Ocean Management Ltd	(84)	—	(67)	(84)	(129)
Frontline Management (Bermuda) Limited	—	—	(66)	—	(96)
Frontline (Management) Cyprus Limited	(67)	(48)	(48)	(115)	(48)

Technical Management fees
Flex LNG Fleet Management AS	(948)	(987)	(939)	(1,935)	(1,812)

Administrative support income
SFL Corporation	(1)	(4)	—	(5)	—
Avance Gas AS	1	2	5	3	15
Seatankers Services (UK) LLP	—	—	—	—	6
Total related party transactions	(1,422)	(1,305)	(1,278)	(2,727)	(2,436)

Note 13: Share capital, Additional Paid in Capital and Contributed Surplus

In May 2025, at the 2025 Annual General Meeting of Shareholders ("AGM"), the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $200.0 million; and credit the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from May 8, 2025. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.

As at June 30, 2025, the Company had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares (December 31, 2024: $0.5 million divided into 54,520,325 ordinary shares), par value of $0.10 per share.

As at June 30, 2025, the Company had Additional Paid in Capital of $704.3 million (December 31, 2024: $904.3 million).

As at June 30, 2025, the Company had Contributed Surplus of $302.4 million (December 31, 2024: $183.5 million).

30	Flex LNG Ltd. Second Quarter Results 2025

Note 14: Treasury shares

As at June 30, 2025, the Company holds an aggregate of 432,557 shares (December 31, 2024: 432,557 shares) at a cost of $4.2 million (December 31, 2024: $4.2 million), with a weighted average cost of $9.64 per share (December 31, 2024: $9.64 per share).

Note 15: Share based compensation
In June 2025, the Company issued 182,805 synthetic share options to members of top management and key personnel. The synthetic share options have a five-year term from June 24, 2025, with a three-year vesting period, whereby: 33% will vest after one year; 33% will vest after two years; and the remaining balance will vest after three years. The options have a strike price of $23.75. The strike price will be adjusted for any distribution of dividends made before the relevant options expire. The synthetic options granted to the CEO and the CFO are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the strike price on the date of exercise, and as such, have been classified as a liability.
The synthetic options have an estimated expected life of 2.5 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the strike price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted will vest. The synthetic options had a fair value of $0.92 million as of June 30, 2025.
As at June 30, 2025, the Company had 182,805 outstanding non-vested share options (December 31, 2024: 20,000), with a weighted average-adjusted strike price of $23.75 (December 31, 2024: $15.87) and a weighted average remaining contractual term of 5.0 years (December 31, 2024: 2.4 years).
The number of outstanding vested share options as at June 30, 2025 was 20,000 (December 31, 2024: nil) with a weighted average-adjusted strike price of $15.12 and a weighted average remaining contractual term of 1.9 years.
Adjusted strike price refers to the fact that the strike price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

31	Flex LNG Ltd. Second Quarter Results 2025

Note 16: Subsequent Events
In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation (the "$180 Million Facility") with an international shipping bank. The $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. The repayment of the facility is based on a 25 year age-adjusted repayment profile for the first 7.5 years, and thereafter follows a 22 year profile until maturity, when the facility is fully repaid. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation, under the $320 Million Sale and Leaseback facility. Following this repayment, the $320 Million Sale and Leaseback facility is repaid in full. The new facility is expected to be drawn down in September 2025.

In August 2025, we signed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Resolute. Under the terms of the agreement, the vessel will be sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The lease is repaid on an age-adjusted repayment profile1 of approximately 21 years. The Company has the first option to terminate the lease and repurchase the vessel at fixed price after approximately 7 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. The Company will repay the full amount outstanding under the Flex Resolute $150 Million Facility. The new financing is expected to be completed in September 2025, subject to final documentation and customary closing conditions.

The Board of Directors has authorised a share repurchase program that allows the Company to repurchase up to $15 million of its outstanding shares listed on the NYSE and the OSE, which is valid through November 27, 2025. The manner, timing, pricing and amount of the repurchases under the program (if any) will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, and in accordance with applicable rules and regulations.

On August 19, 2025, the Company’s Board of Directors declared a cash distribution for the second quarter of 2025 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around September 18, 2025, to shareholders on record as of September 5, 2025. On the NYSE, the ex-dividend date is September 5, 2025 and last day of trading right to receive distribution is September 4, 2025. For shareholders on the OSE holding shares registered with Euronext Securities Oslo, other dates may apply. Information on key dividends dates for shareholders on OSE are made in a separate stock exchange disclosure which is available on our website.
1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

32	Flex LNG Ltd. Second Quarter Results 2025

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

33	Flex LNG Ltd. Second Quarter Results 2025

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Net income	17,719	18,728	21,835	36,447	55,059
Interest income	(1,263)	(869)	(1,122)	(2,132)	(2,059)
Interest expense	24,306	22,127	27,118	46,433	53,806
Write-off of unamortized debt issuance costs	982	—	—	982	—
Income tax expense	16	33	72	49	52
Depreciation	18,984	18,557	18,915	37,541	37,455
EBITDA	60,744	58,576	66,818	119,320	144,313
Extinguishment costs paid on long-term debt	648	—	—	648	—
(Gain)/loss on derivatives	1,326	7,311	(3,462)	8,637	(10,781)
Foreign exchange (gain)/loss	(165)	(335)	(147)	(500)	263
Adjusted EBITDA	62,553	65,552	63,209	128,105	133,795

34	Flex LNG Ltd. Second Quarter Results 2025

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and Change in assets/liabilities of derivative instruments. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with U.S. GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

35	Flex LNG Ltd. Second Quarter Results 2025

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Net income	17,719	18,728	21,835	36,447	55,059
Extinguishment costs of long-term debt	1,630	—	—	1,630	—
Change in assets/liabilities of derivative instruments	5,660	11,012	8,735	16,672	12,971
Foreign exchange (gain)/loss	(165)	(335)	(147)	(500)	263
Adjusted net income	24,844	29,405	30,423	54,249	68,293

Weighted average number of ordinary shares	54,087,768	54,087,768	53,846,340	54,087,768	53,791,329
Denominator for diluted earnings per share	54,095,508	54,094,146	54,031,632	54,095,618	54,019,971

Adjusted basic earnings per share	0.46	0.54	0.56	1.00	1.27
Adjusted diluted earnings per share	0.46	0.54	0.56	1.00	1.26

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Vessel operating revenues	85,983	88,437	84,697	174,420	174,932
Less:
Voyage expenses	(2,971)	(1,985)	(742)	(4,956)	(1,302)
Time charter equivalent income	83,012	86,452	83,955	169,464	173,630

36	Flex LNG Ltd. Second Quarter Results 2025

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Time charter equivalent income	83,012	86,452	83,955	169,464	173,630

Fleet onhire days	1,153	1,170	1,160	2,323	2,331
Time charter equivalent rate	72,012	73,891	72,385	72,958	74,472
(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.

37	Flex LNG Ltd. Second Quarter Results 2025

Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Vessel operating expenses	(18,175)	(18,113)	(17,810)	(36,288)	(34,485)

Available days	1,183	1,170	1,183	2,353	2,366
Opex per day	(15,363)	(15,481)	(15,055)	(15,422)	(14,575)

38	Flex LNG Ltd. Second Quarter Results 2025

INTERIM REPORT JANUARY - JUNE 2025

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2025 have been stated in accordance with U.S. generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first nine months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining three months of the financial year, and major related party transactions.

The Board of Directors
Flex LNG Ltd.
Hamilton Bermuda
August 20, 2025

Ola Lorentzon             (Chairman of the Board of Directors)
Steen Jakobsen            (Director)
Nikolai Grigoriev        (Director)
Susan Sakmar            (Director)
Mikkel Storm Weum        (Director)

39	Flex LNG Ltd. Second Quarter Results 2025